UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 11, 2019

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 11 February 2019 – On 1 February 2019, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No. 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation No 1052/2016 of 8 March 2016, also referred to as the Safe Harbour Regulation. This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 1 February 2019.

Under the programme initiated 1 February 2019, Novo Nordisk will repurchase B shares for an amount up to DKK 2.7 billion in the period from 1 February 2019 to 1 May 2019.

Since the announcement of the programme, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
1 February 2019	139,000	316.44	43,985,459
4 February 2019	140,000	315.94	44,231,972
5 February 2019	140,000	318.35	44,569,329
6 February 2019	140,000	317.90	44,505,575
7 February 2019	140,000	320.97	44,935,770
8 February 2019	140,000	320.90	44,926,110
Accumulated under the programme	839,000		267,154,215

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 2,349,164 B shares in the period from 1 February 2019 to

8 February 2019. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 58,159,766 B shares of DKK 0.20, corresponding to 2.4% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,450,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12-month period beginning 1 February 2019. As of 8 February 2019, Novo Nordisk has since 1 February 2019 repurchased a total of 839,000 B shares at an average share price of DKK 318.42 per B share equal to a transaction value of DKK 267,154,215.

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Kristoffer Due Berg	+45 3079 2849	krdb@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 8 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 11, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer